EXHIBIT 16.2

                               [KPMG Letterhead]

May 14, 2003

U.S. Securities and Exchange Commission
450 Fifth Street N.W.
 Washington, D.C.  20549


Ladies and Gentlemen:

We were previously appointed as principal accountants to audit the consolidated financial statements of Midwest Banc Holdings, Inc. as of and for the year ended December 31, 2003. Our appointment as principal accountants became effective on April 16, 2003 upon the Company's filing of its Form 10-K for the year ended December 31, 2002.

On April 29, 2003, we resigned prior to issuing an engagement letter, and at that date we had not commenced the engagement or done any work. We have read Midwest Banc Holdings, Inc.'s statements under Item 4 of its Form 8-K dated May 5, 2003, and are in agreement with the statements contained in the last sentence in the first paragraph, the first sentence in the second paragraph, the sixth paragraph and the eighth paragraph. As noted above, we did not commence our engagement, and thus we had no disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to our satisfaction would have caused us to make reference to the matter in our reports on Midwest Banc Holdings, Inc.'s consolidated financial statements, and also since we had not commenced the engagement or done any work, there has been no matter that was the subject of a reportable event as that term is described in Item 304(a)(1)(v) of Regulation S-K. We have no basis to agree or disagree with any other statements of the registrant contained under Item 4.

Very truly yours,

/s/ KPMG LLP

KPMG LLP